3Q 2016 Earnings Supplement NYSE: FCF Supplemental Financial  Information Third Quarter 2016 October 26, 2016 Filed by First Commonwealth Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: DCB Financial Corp (Commission File No.: 000-22387)

3Q 2016 Earnings Supplement Forward‐looking statements This presentation contains forward‐looking statements about First Commonwealth’s future plans, strategies and financial performance.  These statements can  be identified by the fact that they do not relate strictly to historical or current facts and often include words such as "believe," "expect," "anticipate," "intend,"  "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."  Such statements are based  on assumptions and involve risks and uncertainties, many of which are beyond our control.  Factors that could cause actual results, performance or  achievements to differ from those discussed in the forward‐looking statements include, but are not limited to:  › Local, regional, national and international economic conditions and the impact they may have on First Commonwealth and its customers; › volatility and disruption in national and international financial markets;  › the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;  › inflation, interest rate, commodity price, securities market and monetary fluctuations;  › the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which First  Commonwealth must comply;  › the soundness of other financial institutions;  › political instability;  › impairment of First Commonwealth’s goodwill or other intangible assets;  › acts of God or of war or terrorism;  › the timely development and acceptance of new products and services and perceived overall value of these products and services by users;  › changes in consumer spending, borrowings and savings habits;  › changes in the financial performance and/or condition of First Commonwealth’s borrowers;  › technological changes;  › acquisitions and integration of acquired businesses;  › First Commonwealth’s ability to attract and retain qualified employees;  › changes in the competitive environment in First Commonwealth’s markets and among banking organizations and other financial service providers;  › the ability to increase market share and control expenses;  › the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting  Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;  › the reliability of First Commonwealth’s vendors, internal control systems or information systems;  › the costs and effects of legal and regulatory developments, the resolution of legal proceedings or regulatory or other governmental inquiries, the results  of regulatory examinations or reviews and the ability to obtain required regulatory approvals; and  › other risks and uncertainties described in the reports that First Commonwealth files with the Securities and Exchange Commission, including its most  recent Annual Report on Form 10‐K.  Forward‐looking statements speak only as of the date on which they are made. First Commonwealth undertakes no obligation to update any forward‐looking  statements to reflect circumstances or events that occur after the date the forward‐looking statements are made.

3Q 2016 Highlights

	3Q16	2Q16	3Q15	Change from 2Q16	Change from 3Q15
Net interest income[1]	$50.6	$50.1	$47.6	$0.5	$3.0
Provision for credit losses	3.4	10.4	4.6	(7.0)	(1.2)
Fee revenue	16.5	16.1	16.3	0.4	0.2
Gain on sale of securities	0.0	0.0	0.0	0.0	0.0
Derivative mark-to-market	0.5	(0.5)	(0.8)	1.0	1.3
Operating expense[2]	38.0	37.6	39.4	0.4	(1.4)
Other expense[2]	0.7	(0.2)	0.9	0.9	(0.2)
Income taxes[1]	8.3	5.9	5.8	2.4	2.5
Net income	**$17.2**	**$12.0**	**$12.4**	**$5.2**	**$4.8**
Reported EPS	$0.19	$0.14	$0.14	$0.05	$0.05
Operating EPS[2]	$0.20	$0.14	$0.15	$0.06	$0.05
Return on average assets	1.02%	0.72%	0.78%	0.30%	0.24%
Return on average equity	9.14%	6.53%	6.86%	2.61%	2.28%
Return on average tangible common equity[2]	11.74%	8.41%	8.87%	3.33%	2.87%
Efficiency ratio[3]	57.27%	57.06%	63.83%	0.21%	(6.56%)
Core efficiency ratio[2]	56.65%	56.88%	61.65%	(0.23%)	(5.00%)
Net interest margin[1]	3.29%	3.27%	3.25%	0.02%	0.04%
Net Chargeoffs[4]	0.70%	0.48%	0.13%	0.22%	0.57%

- Net income of $17.2 million increased by $5.2 million compared to linked quarter (LQ) and $4.8 million year-over-year (YoY)
- Maintained positive operating leverage YoY, in that revenue growth outstripped growth in operating expenses
- Net interest income increased by $0.5 million to LQ and $3.0 million YoY primarily as a result of strong commercial loan growth
- Fee income increased $0.4 million to LQ primarily due to increases in service charges on deposits, trust, retail brokerage, and gain on sale of mortgage loans

(1) Taxable equivalent
(2) Please refer to pages 22 - 24 for disclosures regarding non-GAAP measures
(3) Efficiency ratio is calculated as noninterest expense as a percentage of net interest income, on a fully taxable equivalent basis, and total noninterest income, excluding net securities gains and losses
(4) Quarter-to-date annualized

$ in millions, except per share data

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First Commonwealth.
3Q 2016 Earnings Supplement

Balance Sheet

Period-end Balances	3Q16	2Q16	3Q15	Change From 2Q16	Change From 3Q15
Cash & securities	$1,339	$1,418	$1,332	($79)	$7
Loans held for sale	8	12	5	(4)	3
Commercial loans	3,120	3,075	2,743	45	377
Consumer loans	1,741	1,768	1,833	(27)	(92)
Allowance for credit losses	(55)	(60)	(49)	5	(6)
OREO	8	9	11	(1)	(3)
Goodwill & intangibles	165	165	163	0	2
Other	340	363	347	(23)	(7)
Total Assets	**$6,666**	**$6,750**	**$6,385**	**($84)**	**$281**
Noninterest Bearing DDA	$1,242	$1,137	$1,077	$105	$165
Interest Bearing Savings & DDA	2,640	2,671	2,498	(31)	142
Time Deposits	576	585	582	(9)	(6)
Brokered Deposits	1	1	4	0	(3)
Short-term Borrowings	1,330	1,465	1,330	(135)	0
Long-term Debt	81	81	111	0	(30)
Other	44	68	60	(24)	(16)
Equity	752	742	723	10	29
Total Liabilities & Equity	**$6,666**	**$6,750**	**$6,385**	**($84)**	**$281**

- Commercial loans increased $45 million compared to LQ primarily due to $35 million growth in Commercial Real Estate (CRE) balances and $19 million growth in Commercial and Industrial (C&I), partially offset by slight declines in Construction
- Total deposits increased $65 million from LQ due to growth in noninterest-bearing demand deposits
- Noninterest-bearing demand deposits increased $165 million, or 15.3%, YoY and currently comprise 27.8% of total deposits

$ in millions

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First Commonwealth.
3Q 2016 Earnings Supplement

3Q 2016 Earnings Supplement $47.6  $49.2  $49.7  $50.1  $50.6  3.25% 3.26% 3.29% 3.27% 3.29% $25.0 $30 .0 $35 .0 $40 .0 $45 .0 $50 .0 $55 .0 2.50% 2.70% 2.90% 3.10% 3.30% 3.50% 3.70% 3.90% 3Q15 4Q15 1Q16 2Q16 3Q16 Net Interest Margin 3.52% 3.53% 3.59% 3.58% 3.60% 0.27% 0.27% 0.30% 0.31% 0.31% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% 3Q15 4Q15 1Q16 2Q16 3Q16 Yield on Earning Assets Cost of Funds Net interest income and net interest margin (1) Taxable equivalent   Net interest income increased $0.5 million  compared to LQ primarily due to strong  commercial loan growth   Net interest margin of 3.29% increased 2bps  over LQ due to: – Higher volume of commercial loans – Positive replacement yields on  commercial and consumer loans – Funding costs remaining relatively stable  Average interest earning assets decreased $31  million over LQ due to not replacing security  maturities as a result of unfavorable yield  opportunities in the current rate environment 5 $ in millions Net Interest Income(1) Yield / Cost Trends(1) (1)

3Q 2016 Earnings Supplement $1,127  $1,189  $1,208  $180  $242  $229  $1,436  $1,648  $1,683  $1,209  $1,207  $1,194  $629  $569  $555  3Q15 2Q16 3Q16 Commercial and Industrial Construction Commercial Real Estate 1‐4 Family Real Estate Consumer $4,551  $4,833  $4,839  3.82% 3.86% 3.90% 3.00% 3.50% 4.00% 4.50% 5.00% 5.50% 6.00% $3,500 $3,700 $3,900 $4,100 $4,300 $4,500 $4,700 $4,900 $5,100 3Q15 2Q16 3Q16 Yield on loans Loans (1) Includes loans held for sale (2) Taxable equivalent yield Average  Yield on loans of 3.90% increased 4bps from  LQ due to favorable replacement rates on  commercial and consumer loan yields Period‐end  Loans increased $14 million to LQ and $288  million from the prior year driven by: – Commercial loan growth of $44 million  LQ and $377 million YoY – $58 million of YoY growth from loans  acquired with the First Community Bank  acquisition in 4Q15 6 $ in millions Average Loans(1) Period‐end Loans(1) (2) $4,581 $4,869$4,855

3Q 2016 Earnings Supplement $586  $586  $577  $2,498  $2,671  $2,640  $1,077  $1,137  $1,242  3Q15 2Q16 3Q16 Time Deposits Interest‐bearing DDA and Savings Noninterest‐bearing DDA $4,229  $4,377  $4,393  0.22% 0.24% 0.26% 0.00% 0.50% 1.00% 1.50% 2.00% $3,500 $3,600 $3,700 $3,800 $3,900 $4,000 $4,100 $4,200 $4,300 $4,400 $4,500 3Q15 2Q16 3Q16 Average Deposits Cost of Interest‐bearing Deposits Deposits Average  Average deposits increased $16 million over LQ  and increased $164 million YoY, including the  addition of $90 million in deposits acquired  through the First Community Bank acquisition in  4Q15  Year‐over‐year runoff was driven by the  intentional runoff of higher‐cost brokered time  deposits in 2015, which were relatively flat to LQ  and decreased $62 million YoY  Cost of interest‐bearing deposits of 0.26%  increased 2bps over LQ Period‐end  Total deposits increased $65 million over LQ and  increased $298 million YoY, including the  addition of $89 million in deposits acquired  through the First Community Bank acquisition in  4Q15  Year‐over‐year runoff was due in part to the  intentional runoff of higher‐cost brokered time  deposits in 2015  Noninterest bearing demand deposits increased  $165 million YoY and currently comprise 27.8%  of total deposits 7 $ in millions Average Deposits Period‐end Deposits $4,161 $4,394 $4,459

3Q 2016 Earnings Supplement Noninterest income  Service charges on deposit accounts increased  $0.2 million to LQ as a result of seasonal  fluctuations  Trust and retail brokerage increased $0.4  million to LQ as a result of tax preparation  fees and higher retail brokerage and annuity  sales  Swap fee income decreased $0.1 million  compared to LQ, but increased $0.6 million  YoY  Gain on sale of mortgage loans increased $0.3  million to LQ and $0.4 million YoY due to  expansion of our mortgage business into Ohio  The derivative mark‐to‐market adjustment  increased noninterest income by $0.5 million  in 3Q16, but decreased noninterest income by  $0.8 million in 3Q15 8 $ in millions 3Q16 2Q16 3Q15 2Q16 3Q15 Service charges $4.0 $3.8 $4.1 $0.2 ($0.1) Interchange 3.7 3.8 3.6 (0.1) 0.1 Trust 1.5 1.3 1.6 0.2 (0.1) Retail brokerage 1.2 1.0 1.2 0.2 0.0 Insurance  0.9 1.0 1.0 (0.1) (0.1) BOLI 1.4 1.3 1.4 0.1 0.0 SWAP fees 0.7 0.8 0.1 (0.1) 0.6 Gain on sale of mortgage loans 1.2 0.9 0.8 0.3 0.4 Other fees 1.9 2.2 2.5 (0.3) (0.6) Total fee income 16.5 16.1 16.3 0.4 0.2 Gain on sale of securities 0.0 0.0 0.0 0.0 0.0 Derivative mark‐to‐market 0.5 (0.5) (0.8) 1.0 1.3 Total noninterest income 17.0 15.6 15.5 1.4 1.5 Change from $15.5  $15.3  $13.7  $15.6  $17.0  3Q15 4Q15 1Q16 2Q16 3Q16

3Q 2016 Earnings Supplement $40.3  $43.1  $38.1  $37.4  $38.7  63.8% 66.6% 60.1% 57.1% 57.3% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100 .0% 110 .0% $15 .0 $20 .0 $25 .0 $30 .0 $35 .0 $40 .0 $45 .0 $50 .0 $55 .0 3Q15 4Q15 1Q16 2Q16 3Q16 Efficiency Ratio Noninterest expense  Salaries and benefits increased $0.8 million to  LQ primarily due to continued realignment of  staffing back into our consumer banking  businesses and higher hospitalization costs,  but decreased $1.8 million YoY primarily due to  the realignment of the staffing and capabilities  of our consumer banking businesses and  relatively low hospitalization costs  Other operating expenses included $0.3 million  of write‐downs on three ORE properties in  2Q16  Unfunded commitments increased $1.0 million  to LQ and $0.5 million YoY primarily due to  higher commercial construction commitments 9 $ in millions (1) (1) Efficiency ratio is calculated as  noninterest expense as a percentage of net interest income, on a fully taxable equivalent basis, and total  noninterest income, excluding net securities gains and losses  3Q16 2Q16 3Q15 2Q16 3Q15 Salaries and benefits $20.7 $19.9 $22.5 $0.8 ($1.8) Occupancy 3.2 3.2 3.3 0.0 (0.1) Furniture and equipment 2.8 2.9 2.7 (0.1) 0.1 PA shares tax 0.9 1.1 1.0 (0.2) (0.1) Data processing 1.8 1.8 1.5 0.0 0.3 Collection and repo 0.8 0.5 0.8 0.3 0.0 Professional fees 1.2 0.9 1.0 0.3 0.2 FDIC insurance 1.1 1.1 1.0 0.0 0.1 Operational losses 0.3 0.6 0.3 (0.3) 0.0 Other operating expenses 5.2 5.6 5.3 (0.4) (0.1) Total operating expense 38.0 37.6 39.4 0.4 (1.4) Unfunded commitments 0.5 (0.5) 0.0 1.0 0.5 Intangible amortization 0.1 0.1 0.2 0.0 (0.1) Shares tax settlement 0.0 0.0 0.7 0.0 (0.7) Loss on sale / write‐down 0.0 0.0 0.0 0.0 0.0 Acquisition expenses 0.1 0.2 0.0 (0.1) 0.10 Total noninterest expense 38.7 37.4 40.3 1.3 (1.6) Change from

3Q 2016 Earnings Supplement $28.8  $36.7  $46.8  $48.1  $40.5  $12.0  $14.1  $15.0  $16.3  $14.3 $10.9  $9.6  $9.0  $8.9  $8.0  3Q15 4Q15 1Q16 2Q16 3Q16 $0.0 $10 .0 $20 .0 $30 .0 $40 .0 $50 .0 $60 .0 $70 .0 $80 .0 Nonaccrual Loans Restructured Debt (accruing) OREO $4.6  $6.1  $6.5  $10.4  $3.4  $1.4  $3.8  $2.1  $5.8  $8.5  0.13% 0.32% 0.18% 0.48% 0.70% $0.0 $2.0 $4.0 $6.0 $8.0 $10 .0 $12 .0 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% 3Q15 4Q15 1Q16 2Q16 3Q16 Provision Expense Net Charge‐offs Net Charge‐off Rate Credit quality (1) Net charge‐offs as a percentage of period‐to‐date average loans, annualized   Provision expense of $3.4 million decreased  $7.0 million to LQ due to the establishment of  $7.5 million in a specific reserve for a  manufacturer of safety products for the  mining industry that was placed into  nonperforming status in 2Q16  Net charge‐offs in 3Q16 included a $6.5  million charge‐off of a previously established  reserve for the aforementioned manufacturer  of safety products for the mining industry that  was classified as nonaccrual in 2Q16  Nonperforming loans (nonaccrual loans plus  restructured accruing debt) decreased $9.6  million to LQ  10 $ in millions Provision Expense and Net Charge‐offs Nonperforming Assets $73.3 $62.8 $51.7 $60.4 $70.8 (1)

3Q 2016 Earnings Supplement Other 98.2% Oil, Gas and  Coal 1.8% Energy Related Credits 11 $ in millions Total Loans $4.9 billion Oil and Gas Loans 3Q16 2Q16 1Q16 Balance $66.1 $67.4 $63.7 Reserves (% o/s) 4.5% 3.4% 7.7% Non‐performing (% o/s) 15.3% 15.8% 20.4% Non‐pass (% o/s) 39.5% 40.0% 38.8% Utilization 52.3% 49.0% 43.5% Total exposure $126.3 $137.5 $146.3 Coal Loans 3Q16 2Q16 1Q16 Balance $20.2 $28.5 $29.3 Reserves (% o/s) 0.5% 26.9% 1.9% Non‐performing (% o/s) 19.6% 37.0% 0.0% Non‐pass (% o/s) 28.3% 44.5% 43.5% Utilization 54.7% 49.5% 42.9% Total exposure $36.9 $57.4 $68.4

3Q 2016 Earnings Supplement 50% 62% 50% 52% 36% 50% 62% 54% 54% 36% 0% 10% 20% 30% 40% 50% 60% 70% 3Q15 4Q15 1Q16 2Q16 3Q16 Dividend Payout Ratio Net Payout Ratio Capital Return (1) Net payout ratio represents common stock dividends and share repurchases  less share issuances and stock compensation‐related items, divided by net  income attributable to common stock.  Strong capital levels allow us to continue to  return capital to shareholders – Returned $6.2 million in dividends to  shareholders in 3Q16 – Suspended the $25 million share  repurchase program in July as a result of  the pending acquisition of 13 branches in  Ohio – Dividend payout ratio expected to remain  in the 40%‐60% range 12 Payout Ratios (1)

3Q 2016 Earnings Supplement NYSE: FCF Appendix    Acquisition of DCB Financial  Corp. and 13 FirstMerit Branches in Ohio Non‐GAAP Measures

Ohio Buildout to Date

First Commonwealth's presence in Ohio presents significant opportunity for growth

Successful Expansion Efforts

- Leveraging significant management experience in Ohio market
- Opened a business center in Cleveland in April 2014
  - Targeting commercial customers in northeastern OH
- Acquired First Community Bank in Columbus, OH in October 2015
  - ~$100 million in assets and ~$90 million in deposits at time of acquisition
  - Cost savings fully achieved
  - Successful transition with minimal customer disruption; deposits have grown since close
- Opened two mortgage production offices in central and northeast OH in 2016
  - Continue to build-out mortgage delivery in central and northeastern OH
- Announced acquisition of 13 branches from FirstMerit in July '16
  - $735 million in deposits and $115 million in loans
- Announced acquisition of DCB Financial Corp in October '16
- Including DCBF acquisition, First Commonwealth's Ohio franchise will be comprised of:
  - 271 employees[2]
  - $1.1 billion loans
  - $1.3 billion deposits
  - 32 banking branches
  - 3 loan production offices

Ohio Loan Portfolio ($MM)[1]



$177
$202
$232
$284
$332
$424
$502
$565
$574
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16

(1): Includes all OH based consumer loans, Commercial Real Estate loans with properties located in OH and C&I loans with borrowers headquartered in OH
(2): At announcement

14

First Commonwealth
3Q 2016 Earnings Supplement

Acquisition of DCB Financial Corporation

- Acquisition of DCB Financial Corporation includes
  - $52 million average deposits per (full-service) branch
  - $467million of deposits at an average cost of 0.25%
  - $397 million of loans yielding 4.18%
- Top 10 pro forma deposit market share[(1)] in Columbus, OH market provides meaningful retail banking presence
  - First Commonwealth will become the third largest community bank in Columbus, OH and the largest in Delaware County
  - #10 overall market share in Columbus, OH MSA
  - #3 overall market share in Delaware County, OH
- Complements existing Columbus presence which includes four retail branches and a Mortgage Production Office in Dublin
- Financially compelling
  - Immediately accretive to GAAP earnings per share
  - IRR of approximately 20%
  - TBV per share earnback less than 5 years

First Commonwealth Pro Forma Footprint



Acquired FMER Branches
First Commonwealth
DCB Financial
FCF Mortgage Loan Production Office
FCF Commercial Loan Production Office

Acquired Deposits



CDs 11.8%
Checking 25.1%
Savings 10.7%
Interest Checking 18.8%
Money Market 33.6%

Total Deposits: $467MM
Cost of Deposits: 0.25%

Acquired Loans



Consumer Loans 15.9%
C&I 26.3%
Resi. Real Estate 31.3%
Comm. Real Estate 26.5%

Total Loans: $397MM
Yield on Loans: 4.18%

Note: Loan and deposit data as of June 30, 2016.
(1): As of June 30, 2015, pro forma for announced M&A through September 30, 2016.

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First Commonwealth
3Q 2016 Earnings Supplement

3Q 2016 Earnings Supplement Acquisition of DCBF ‐ Key Financial Terms Transaction Value:  Implied consideration of $14.50 per DCBF common share or $106.4 million in aggregate  Approximately 178% of DCBF’s tangible book value Form of Consideration:  DCBF shareholders will be entitled to elect to receive either 1.427 shares of First Commonwealth common  stock or $14.50 in cash for each share of DCBF common stock, subject to proration to ensure that the  aggregate merger consideration is comprised of 80% of First Commonwealth common stock and 20% cash  Financing:  Existing cash used to finance cash component of consideration (no additional capital raise required) Pro Forma Ownership:  91% FCF / 9% DCBF GAAP EPS Accretion:  Immediately accretive to EPS  2017:  $0.03 / 3.8% (excluding one‐time costs)  2018:  $0.05 / 6.6% Internal Rate of Return:  Approximately 20% Tangible Book Value Dilution:  ~ $0.25 per share (3.9%) tangible book value per share dilution at close (including one‐time costs)  Tangible book value per share earnback period of 4.7 years (crossover method) Cost Savings:  Approximately 46% of DCBF’s annualized 2016 operating expenses or $10.2 million (pre‐tax)  One‐Time Costs:  ~ $12.0 million (pre‐tax) Purchase Accounting Marks:  Gross credit mark of $9.4 million (2.4% of loans and 204% of reserves)  $1.5 million interest rate mark  CDI equal to 0.71% of core deposits ($2.3 million)  Deferred gain from sale/leaseback of $2.8 million Expected Closing:  2nd Quarter of 2017 Required Approvals:  Standard regulatory approval  Shareholder approval from DCB Financial shareholders 16

3Q 2016 Earnings Supplement Acquisition of DCBF ‐ Tangible Book Value Per Share Dilution and Earnback Note: Based on expectations and assumptions as of announcement date; subject to change at transaction closing  (1): Based on fixed exchange ratio of 1.427 shares of First Commonwealth common stock Tangible Book Value Dilution Calculation Goodwill and Intangibles Calculation $MM Shares Per Share $MM FCF Tangible Book Value at March 30, 2017 (est.) $567.7  88.9 $6.38  Deal Value $106.4 Equity Consideration to DCBF(1) 84.5 8.4 DCBF TCE (at close) $61.0 Goodwill and Intangibles Created (48.3) DCBF Acquisition Expenses (after tax) (1.2) One‐time Acquisition Expenses (after tax) (6.9) Net Credit Mark (after tax) (3.1) Pro Forma FCF Tangible Book Value at Close $597.0  97.3 $6.13  Net Rate and Other Marks (after tax) 2.8 Adjusted Tangible Book Value $59.5 Tangible Book Value Accretion/ (Dilution) $29.3 Per Share ($0.25) (3.9%) Excess Over Adjusted TBV $46.9 Core Deposit Intangible Created (net of DTL) ($1.5) Tangible Book Value Per Share Earnback Asset Mgmt Intangible Created (net of DTL) ($1.2) Goodwill Created $44.2 CDI and Other Intangibles Created $4.1 Total Goodwill and Intangibles Created $48.3 ~ 4.7 Years 17

3Q 2016 Earnings Supplement Canton Ashtabula Columbus PA OH Pittsburgh Altoona Cleveland Real Estate  Lines 52%Commercial 38% Real Estate  Loans 8% Auto /  Vehicle 2% Other  Consumer 0% Small  Business 0% Savings 57% Demand /  NOW 36% CDs 4% IRAs 3% Acquisition of 13 FirstMerit Branches Note: Acquired loan and deposit data as of May 31, 2016. (1): As of June 30, 2015, pro forma for announced M&A through July 26, 2016.  Acquisition of 13 FirstMerit branches in Northeast Ohio in  conjunction with Huntington’s previously announced acquisition  of FirstMerit  $56 million average deposits per branch  $735 million of deposits at an average cost of 0.22%  $115 million of loans yielding 4.05%  Top 10 pro forma deposit market share(1) in target markets  provides meaningful market presence  First Commonwealth will become the largest community  bank in the Canton market  #3 in Canton, OH MSA  #6 in Ashtabula, OH MSA  Northeast Ohio markets complement existing Cleveland loan  production office and Columbus presence  Financially compelling  4.5% deposit premium  Immediately accretive to GAAP and Cash earnings per  share  IRR significantly exceeds cost of capital First Commonwealth Pro Forma Footprint Acquired Deposits Acquired Loans Total Deposits: $735MM Cost of Deposits: 0.22% Total Loans: $115MM Yield on Loans: 4.05% Acquired FirstMerit Branches First Commonwealth First Commonwealth Commercial Loan Production Office First Commonwealth Mortgage Loan Production Office 18

3Q 2016 Earnings Supplement Acquisition of 13 FirstMerit Branches ‐ Key Transaction Terms Note: Acquired branches, deposit and loan data as of May 31, 2016. (1): Net book value as of May 31, 2016. Purchase Price   4.5% premium on deposits   $33.1 million based on $735 million of deposits as of May 31, 2016  Premium will be calculated based on average daily balance of deposits for the 30 days prior to and inclusive of the 5th business day prior to closing Loans  $115 million of loans as of May 31, 2016  62% consumer  38% commercial Branches  13 branches in Canton and Ashtabula markets  Canton: 11 branches with $676 million deposits  Ashtabula: 2 branches with $59 million deposits Fixed Assets  Fixed assets to be acquired at net book value at close  Approximately $4.6 million in aggregate(1) One‐Time Costs  $2.7 million pre‐tax one‐time restructuring charges EPS Accretion  Immediately accretive to EPS  ~5% GAAP EPS accretive by year 3  ~8% Cash EPS accretive by year 3 Tangible Book Value Dilution  ~5.0% tangible book value dilution at close including the impact of all one‐time restructuring charges  <5 year tangible book value per share earn back period (crossover method) Purchase Accounting Marks  2.4% credit mark on loan portfolio ($2.8 million)  $1.4 million interest rate mark on loans  CDI equal to 2.07% of core deposits  Capital  Remaining capacity under January 2016 common stock repurchase program not expected to be executed Closing Conditions  Customary regulatory approvals Expected Closing  4Q16 19

3Q 2016 Earnings Supplement Adjusted Earnings Impact (1) Assumes March 31, 2017 completion date for modeling purposes $ in millions 20 13 Branches DCBF (1) Total 13 Branches DCBF Total Net Interest Income  $7.5 $15.2 $22.7 $9.0 $21.6 $30.6 Noninterest Income 5.8 6.9 12.7 6.1 10.3 16.4 Total Revenue $13.3 $22.1 $35.4 $15.1 $31.9 $47.0 Loan Loss Provision 0.1 0.2 0.3 0.1 0.3 0.4 Operating Expenses 6.8 9.8 16.6 6.8 13.6 20.4 Amortization of Intangibles 2.2 0.4 2.6 2.0 0.7 2.7 Restructuring Charges 0.0 10.5 10.5 0.0 0.0 0.0 Pre‐tax Income $4.2 $1.2 $5.4 $6.2 $17.3 $23.5 Shares Issued 0.0 8.4 8.4 0.0 0.0 0.0 Pro Forma Average Diluted Shares 89.0 95.2 95.2 97.3 97.3 97.3 2017E 2018E

3Q 2016 Earnings Supplement NYSE: FCF Appendix    Acquisition of DCB Financial  Corp. and 13 First Merit  Branches in Ohio Non‐GAAP Measures

Non-GAAP measures

Operating Revenue	3Q16	2Q16	1Q16	4Q15	3Q15
Net Interest Income	$49.6	$49.1	$48.8	$48.3	$46.7
Tax equivalent adjustment	1.0	1.0	0.9	0.9	0.9
Net Interest Income (FTE)	50.6	50.1	49.7	49.2	47.6
Noninterest Income (Reported)	17.0	15.6	13.7	15.3	15.5
Less: Realized gains/ (losses) on securities	0.0	0.0	0.0	(0.3)	0.0
Less: Derivative mark-to-market	0.5	(0.5)	(1.0)	0.2	(0.8)
Less: Gain on sale of other assets	0.0	0.0	0.0	0.0	0.0
Total Noninterest Income (Operating)	$16.5	$16.1	$14.7	$15.4	$16.3
Total Operating Revenue	$67.1	$66.2	$64.4	$64.6	$63.9
Average Assets	6,680	6,707	6,618	6,531	6,343
Operating Revenue/ Average Assets (%)	**1.00%**	**0.99%**	**0.97%**	**0.99%**	**1.01%**

Operating Expense	3Q16	2Q16	1Q16	4Q15	3Q15
Noninterest Expense	$38.7	$37.4	$38.1	$43.1	$40.3
Less: Unfunded commitment reserve	0.5	(0.5)	(0.4)	0.6	0.0
Less: Intangible amortization	0.1	0.1	0.1	0.1	0.2
Less: Pennsylvania shares tax dispute	0.0	0.0	0.0	0.0	0.7
Less: Severance	0.0	0.0	0.0	2.1	0.0
Less: Merger and acquisition related	0.1	0.2	0.0	0.9	0.0
Less: Loss on sale or writedown of other assets	0.0	0.0	0.0	0.4	0.0
Total Operating Expense	$38.0	$37.6	$38.4	$39.0	$39.4
Average Assets	6,680	6,707	6,618	6,531	6,343
Operating Expense/ Average Assets (%)	**0.57%**	**0.56%**	**0.58%**	**0.60%**	**0.62%**
Core Efficiency Ratio[1]	**56.7%**	**56.9%**	**59.5%**	**60.3%**	**61.7%**

$ in millions

(1) Core Efficiency Ratio is calculated as Operating Expense as a percentage of Operating Revenue

Note: Management believes that it is standard practice in the banking industry to present these non-GAAP measures. These measures provide useful information to management and investors by allowing them to make peer comparisons.

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3Q 2016 Earnings Supplement

Non-GAAP measures

Operating Earnings per Share	3Q16	2Q16	1Q16	4Q15	3Q15
Net Income (GAAP)	$17.2	$12.0	$12.5	$10.1	$12.4
(after tax)					
Realized gains/ (losses) on securities	0.0	0.0	0.0	0.2	0.0
Derivative mark-to-market	(0.3)	0.3	0.7	(0.1)	0.5
Gain on sale of other assets	0.0	0.0	0.0	0.0	0.0
Unfunded commitment reserve	0.3	(0.3)	(0.3)	0.4	0.0
Intangible amortization	0.1	0.1	0.1	0.1	0.1
Pennsylvania shares tax dispute	0.0	0.0	0.0	0.0	0.5
Severance	0.0	0.0	0.0	1.4	0.0
Merger and acquisition related	0.1	0.1	0.0	0.6	0.0
Loss on sale or writedown of other assets	0.0	0.0	0.0	0.3	0.0
Net Operating Income (Non-GAAP)	**17.4**	**12.2**	**13.0**	**13.0**	**13.5**
Average Diluted Shares Outstanding	88.9	88.8	88.8	88.9	88.8
Earnings per Share (Non-GAAP)	**$0.20**	**$0.14**	**$0.15**	**$0.15**	**$0.15**

Tangible Common Equity/ Tangible Assets (Tangible Common Equity Ratio)	3Q16	2Q16	1Q16	4Q15	3Q15
Total Equity	$752	$742	$733	$720	$723
Less: Intangible assets	165	165	166	166	163
Less: Preferred stock	0	0	0	0	0
Tangible Common Equity	$587	$577	$567	$554	$560
Total Assets	$6,666	$6,750	$6,699	$6,567	$6,385
Less: Intangible assets	165	165	166	166	163
Tangible Assets	$6,501	$6,585	$6,533	$6,401	$6,222
Tangible Common Equity/ Tangible Assets	**9.0%**	**8.8%**	**8.7%**	**8.7%**	**9.0%**

$ in millions, except per share data

Note: Management believes that it is standard practice in the banking industry to present these non-GAAP measures. These measures provide useful information to management and investors by allowing them to make peer comparisons.

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3Q 2016 Earnings Supplement Non‐GAAP measures 24 Note: Management believes that it is standard practice in the banking industry to present these non‐GAAP measures. These measures provide  useful information to management and investors by allowing them to make peer comparisons.  $ in millions, except per share data Return on Average Tangible Common Equity (%) 3Q16 2Q16 1Q16 4Q15 3Q15 Average Equity $748 $740 $730 $726 $718 Less: Average Intangible assets 165 166 166 164 163 Less: Average Preferred stock 0 0 0 0 0 Average Tangible Common Equity $583 $574 $564 $562 $555 Net Income (GAAP) $17.2 $12.0 $12.5 $10.1 $12.4 Return on Average Tangble Common Equity 11.7% 8.4% 8.9% 7.1% 8.9%

3Q 2016 Earnings Supplement NYSE: FCF For more information, please contact: Ryan M. Thomas  Vice President / Finance & Investor Relations First Commonwealth Financial Corporation 654 Philadelphia Street Indiana, Pennsylvania  15701 (724) 463‐1690 InvestorRelations@fcbanking.com